UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Building Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published immediate reports in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange regarding the following matters, which are summarized below:

1)	On November 23 and 29, 2015, the Registrant published immediate reports with the Israel Securities Authority and the Tel Aviv Stock Exchange announcing that Mr. Dan Oren, who may be deemed to beneficially own all of the shares of the Registrant held directly by Dexcel Ltd., ceased to be a significant shareholder of the Company as a result of a decrease in the percentage of his holdings in the Company due to the completion of the Company’s initial public offering in the United States.

2)	On November 26, 2015, the Registrant published a report with the Israel Securities Authority and the Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of November 25, 2015 following the completion of the previously announced underwritten U.S. initial public offering.

Below is a summary translation of the updated Registry of Securities Holders of the Company as of November 25, 2015:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0007650166	76,536,158	(1)
Series 2 Traded Warrants (TASE listed)	IL0076501043	50,053,450	(2)
Series 1/14 options (non-listed)	IL0076500540	400,000	(3)
Series 6/14 options (non-listed)	IL0076500888	1,188,967	(4)
Series 7/14 options (non-listed)	IL0076500961	850,000	(5)
Series 2/15 options (non-listed)	IL0076501381	44,786	(6)
Series 9/15 options (non-listed)	IL0076501464	1,720,000	(7)
Kitov Nasdaq Listed Warrants	IL0076501530	3,378,974	(8)
Kitov Underwriter Warrants	IL0076501613	157,945	(9)
Share Purchase Rights (non-listed)	IL0076501126	1,379,060	(10)

(1)	21 of such Ordinary Shares are dormant shares held in treasury.
(2)	Each Series 2 Traded Warrant is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 2 Traded Warrant exercise shares is 3,850,111.
(3)	Each Series 1/14 option is exercisable into 0.07816 Ordinary Shares of the Company. The aggregate number of Series 1/14 options exercise shares is 31,264.
(4)	Each Series 6/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 6/14 options exercise shares is 91,455.
(5)	Each Series 7/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Series 7/14 options exercise shares is 65,382.
(6)	Each Series 2/15 option is exercisable into 1 Ordinary Share of the Company.
(7)	Each Series 9/15 option is exercisable into 1 Ordinary Share of the Company.
(8)	Each Nasdaq Listed Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Nasdaq Listed Warrant exercise shares is 67,579,480.
(9)	Each Underwriter Warrant is exercisable into one ADS of the Company. Each ADS represents 20 Ordinary Shares of the Company. The aggregate number of Kitov Nasdaq Listed Warrant exercise shares is 3,158,900.
(10)	The Share Purchase Rights are exercisable into 1,379,060 shares of the Company.

3)	On November 26 and 29, 2015, the Registrant published immediate reports with the Israel Securities Authority and the Tel Aviv Stock Exchange announcing that Sheer Roichman became a significant shareholder of the Company as a result of the acquisition by Haiku Capital Ltd., 100% of the share capital of which is held by Mr. Roichman, of ADSs in Company’s initial public offering in the United States representing 7,506,060 Ordinary Shares of the Company. As part of this acquisition, Haiku Capital Ltd. also acquired warrants to purchase 375,303 ADSs. In addition, the Registrant announced that on November 25, 2015, Haiku Capital Ltd. purchased an additional 155,592 Ordinary Shares of the Company in a transaction on the Tel Aviv Stock Exchange. Following such transactions, the holdings of Mr. Roichman, who may be deemed to beneficially own all of the shares of the Registrant held directly by Haiku Capital Ltd., in the issued and outstanding share capital of the Company represent ownership of 7,661,652 Ordinary Shares of the Company (approximately 10.06% of the issued and outstanding share capital of the Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS LTD.

Date: November 30, 2015

By:  /s/Simcha Rock

Simcha Rock

Chief Financial Officer